Exhibit 19.1

CPI CARD GROUP INC. INSIDER TRADING POLICY

CPI Card Group Inc. (the “Company”) and its Board of Directors have adopted this Insider Trading Policy (this “Policy”) both to satisfy our obligation to help prevent insider trading and to help you avoid the severe consequences associated with violations of insider trading laws. This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company.

Scope of Policy

Persons Covered. This Policy applies to all directors, officers, employees, agents and consultants of the Company and its subsidiaries and affiliated companies. In this Policy, references to “you” include:

●	your family members who live in your household;
●	anyone else (other than domestic employees) who lives in your household;
●	any family members who do not live in your household but whose transactions in securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in securities);
●	any person to whom you have disclosed “material nonpublic information”; and
●	any person acting on your behalf or on behalf of any individual listed above.

You are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person complies with this Policy.

Additionally, the Company will not trade in Company Securities in violation of applicable securities laws or stock exchange listing standards.

Securities Covered. This Policy applies to purchases, sales and gifts of the publicly traded securities of the Company, including the Company’s common stock, bonds and other debt securities, convertible debentures, warrants and any other types of securities the Company may issue, as well as derivative securities not issued by the Company such as exchange-traded put or call options or swaps relating to securities of the Company, and any other securities that the Company may issue from time to time that are publicly traded. In addition, this Policy applies to purchases, sales and gifts of the publicly traded securities of other entities, including customers or suppliers of the Company and other entities with which the Company may be negotiating major transactions (such as an acquisition, investment or sale of assets) when information regarding such entities is obtained in the course of employment with, or other services performed on behalf of, the Company.

Statement of Policy

No Trading on “Material Nonpublic Information.” If you possess “material nonpublic information” relating to the Company, its subsidiaries or any other entity, you may not (a) purchase, sell or gift securities of the Company or such other entity, (b) direct any other person to purchase, sell or gift such securities or (c) disclose the information to anyone outside the Company.

Material Nonpublic Information. “Material nonpublic information” is information that is not available to the public at large that could affect the market price of a security or that a reasonable investor may regard as significant, individually or as part of the total mix of available information, in deciding whether to buy, sell, gift or hold the security. Either positive or negative information may be material. Information may be significant for this purpose even if it would not alone determine the investor’s decision. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided. Material information could include, for example:

●	forecasts, estimates or projections of earnings or results of operations for current or future periods, particularly information that differs from public expectations;
●	a pending or proposed merger or acquisition, tender offer, joint venture or divestiture or disposition of significant assets;
●	new products, services or markets;
●	developments regarding actual or threatened major litigation or government investigations;
●	financings and major events regarding securities, including the declaration of a stock split or the offering of additional securities (debt or equity);
●	new major contracts, orders, suppliers, customers, licensing arrangements or finance sources, or the loss thereof;
●	cybersecurity risks and incidents;
●	a change in senior management;
●	a change in auditors or auditor notification that the Company may no longer rely on an audit report;
●	changes in debt or equity ratings;
●	the extent to which external events, including but not limited to pandemics, have had or will have a material impact on the Company’s operating results; or
●	financial liquidity problems.

Public Information. Information is considered to be available to the public only when it has been released to the public through appropriate channels (for example, by means of a press release, a publicly accessible conference call or disclosure within a report filed by the Company with the U.S. Securities and Exchange Commission) and enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, information is considered absorbed and evaluated after the completion of the second trading day after the information is released.

Improper Disclosure. The Company has authorized only certain individuals to release material nonpublic information. Unless you are explicitly authorized to do so, you must refrain from discussing material nonpublic information with anyone outside the Company. See the Company’s External Communications and Regulation FD Policy. If such information is improperly disclosed to people outside the Company, the Company may be forced to release it publicly. For example, an improper disclosure which results in a news story about a pending acquisition may require public release of plans that could upset the transaction. Therefore, you should avoid discussing such information in public or with other Company employees who do not have a reason to know such information and should ensure that documents containing sensitive information about the Company are secure and are not distributed improperly.

“Blackout” Periods

A “blackout” period is a period during which certain covered individuals (discussed below)  may not execute transactions in Company securities. Please bear in mind that even if a blackout period is not in effect or does not apply to you, at no time may you trade in Company securities if you are aware of material nonpublic information about the Company. For example, if the Company issues a quarterly earnings release and you are aware of other material nonpublic information not disclosed in the earnings release, you may not trade in Company securities.

Earnings Blackout Periods. These blackout periods specifically apply to all directors, officers subject to reporting requirements under Section 16 (“Section 16 Officers”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and employees or consultants of the Company having access to internal financial statements or other material nonpublic information, including the Chief Executive Officer and his/her regular direct reports and administrative assistants, and the Chief Financial Officer and his/her regular direct reports and administrative assistants. During earnings blackout periods, such covered individuals may not buy, sell or gift Company securities during the period beginning on the next trading day following the fifteenth calendar day of the last month of each fiscal quarter or fiscal year of the Company and ending two market trading days following the public release of the financial results for such fiscal quarter or year (for example, by means of a press release, a publicly accessible conference call or a governmental filing).

Event-Specific Blackout Periods. The Company reserves the right to impose trading blackout periods from time to time when, in the judgment of the Company, a blackout period is warranted. A blackout period may be imposed for any reason, including the Company’s involvement in a material transaction, the anticipated issuance of interim earnings guidance or other pending material public announcements. The existence of an event-specific blackout period may not be widely announced within the Company, and may be announced only to those who are aware of the transaction or event giving rise to the blackout period. If you are made aware of the existence of an event-specific blackout period, you should not disclose the existence of such blackout period to any other person.

Other Trading Restrictions

The Company considers it improper and inappropriate for you to engage in short-term or speculative transactions in Company securities or in other transactions in Company securities that may lead to inadvertent violations of the U.S. insider trading laws. Accordingly, your transactions in Company securities are subject to the following guidance.

Speculating. You may not undertake speculating in securities of the Company, which may include buying with the intention of quickly reselling such securities, or selling securities of the Company with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Company’s stock option plan or any other Company benefit plan or arrangement).

Short Sales. You may not engage in short sales of Company securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).

Publicly Traded Options. You may not engage in transactions in publicly traded options on Company securities (such as puts, calls and other derivative securities) on an exchange or in any other organized market.

Standing Orders. Standing orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading even if the standing order was placed at a time when you did not possess material nonpublic information.

Margin Accounts and Pledges. You may not pledge any Company securities as collateral for a loan and you may not hold Company securities as collateral in a margin account. You may not have control over these transactions as the securities may be sold at certain times without your consent. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading.

Hedging. You may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

Transactions Under Company Benefit Plans

The U.S. insider trading laws also restrict your ability to engage in certain transactions under the Company’s benefit plans, as described below:

Stock Option Exercises. You may exercise stock options at any time for cash without selling the underlying shares of Company stock. If you are not subject to reporting requirements under Section 16 of the Exchange Act, you may participate in a net exercise (where securities are tendered back to the Company for payment of the exercise price and any applicable taxes) at any time. However, you may not sell the underlying shares of Company stock and you may not engage in a cashless exercise of a stock option through a broker (because this entails selling a portion of the underlying stock to cover the costs of exercise) during any blackout period or while you possess material nonpublic information.

Stock Incentive Plan. You may be granted stock-based compensation awards, including restricted shares, under the CPI Card Group Inc. Omnibus Incentive Plan. You may not, however, sell any Company stock granted under the plan during any blackout period or while you possess material nonpublic information; provided, however, that upon the vesting of restricted shares or stock units, shares may be tendered back to the Company to cover applicable taxes incurred upon such vesting.

Rule 10b5-1 Plans

Transactions in Company securities under a plan that complies with Rule 10b5-1 under the Exchange Act are afforded an affirmative defense against a claim of insider trading if the trades are made pursuant to a written plan that was adopted in good faith at a time when the individual was not aware of material nonpublic information. It is the Company’s policy that employees and directors may make trades pursuant to a Rule 10b5-1 plan provided that (i) such plan meets the requirements of Rule 10b5-1, as summarized in the Addendum to this Insider Trading Policy (the “Addendum”), (ii) such plan was adopted at a time when the employee or director would otherwise have been able to trade pursuant to this Policy and (iii) adoption of the plan was expressly authorized by the Chief Legal and Compliance Officer. Once the plan is adopted, the insider must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.  Note that trades made pursuant to Rule 10b5-1 plans by Section 16 Officers and directors must still be reported to the Company’s Chief Legal and Compliance Officer pursuant to the Addendum. Additionally, Insiders (as defined in the Addendum) may not modify a Rule 10b5-1 plan without receiving prior authorization from the Chief Legal and Compliance Officer and must report any termination of a Rule 10b5-1 plan to the Company’s Chief Legal and Compliance Officer within one business day of such termination.

Section 16 Reporting

Directors and Section 16 Officers of the Company must file periodic reports regarding their ownership of and transactions in Company securities pursuant to Section 16(a) of the Exchange Act, and are subject to disgorgement of “short-swing” profits pursuant to Section 16(b) of the Exchange Act. Violations of or failure to comply with these requirements can result in Securities and Exchange Commission enforcement action.  The Company will notify you if you are subject to Section 16 of the Exchange Act.

Employee Pre-Clearance List

The Company’s Board of Directors has adopted an Addendum to this Policy that applies to  Insiders (as defined in the Addendum) who must pre-clear with the Company’s Chief Legal and Compliance Officer (i) all transactions in Company securities prior to executing such transactions unless such transactions are covered by an approved Rule 10b5-1 plan, and (ii) entrance into or modification of any Rule 10b5-1 plan.  The Company may also require employees whose responsibilities give them regular access to material nonpublic information to obtain such pre-clearance from the Company’s Chief Legal and Compliance Officer. The Company will notify you if you are subject to the pre-clearance procedures. Unless revoked, a grant of pre-clearance will normally remain valid until the close of trading five business days following the day on which it was granted. If the transaction does not occur during such period, pre-clearance of the transaction must be re-requested.

Other Reporting Requirements

It is the responsibility of each Insider (and not the Company) to comply with all reporting requirements outside the United States that you may be subject to, and Insiders are required to provide the administrators of the Insider Trading Policy with a copy of any insider report completed by the Insider concurrent with or in advance of its filing.

A person that is uncertain as to whether he or she is an Insider subject to reporting outside of the United States should contact the Company for additional assistance with determining what,

if any, reporting requirements may apply. Insiders who are exempted from any reporting requirement outside of the United States under such other jurisdiction’s laws or regulations remain subject to all of the other provisions of applicable securities law and this Policy.

Post-Termination Transactions

If you are aware of material nonpublic information when your employment, directorship or service relationship terminates, you may not trade in Company securities until that information has been publicly released.

Consequences

Insider trading violations are pursued vigorously by the Securities and Exchange Commission and the U.S. Attorneys using sophisticated electronic surveillance techniques, and are punished severely. A person who violates insider trading laws can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided. Failure to comply with this Policy may also subject you to Company-imposed disciplinary action, including dismissal for cause, whether or not your failure to comply results in a violation of law.

Delegation

The Chief Legal and Compliance Officer may delegate some or all of his or her obligations to an appropriately qualified person by formal, written instruction to the delegate.

Effective:October 4, 2015

Amended:March 2, 2016

March 14, 2018

September 22, 2021

December 7, 2022

February 18, 2025

CPI CARD GROUP INC. ADDENDUM TO INSIDER TRADING POLICY

Scope of Addendum

This Addendum to the Insider Trading Policy (this “Addendum”) applies to Section 16 Officers and directors of CPI Card Group Inc. (the “Company”), as well as certain other executive team members and individuals as determined from time to time by the Company and set forth on Schedule I (collectively, “Insiders”).

In this Addendum, references to “you” or “Insiders” include:

●	your family members who live in your household;
●	anyone else (other than domestic employees) who lives in your household;
●	any family members who do not live in your household but whose transactions in securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in securities);
●	any person to whom you have disclosed “material nonpublic information”; and
●	any person acting on your behalf or on behalf of any individual listed above.

You are responsible for making sure that the purchase, sale or gift of any security covered by this Addendum by any such person complies with this Addendum.

Pre-Clearance and Reporting Procedures for Trades

Insiders may not engage in any transaction involving Company securities (including a stock option exercise, loan, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Chief Legal and Compliance Officer. A request for pre-clearance should be submitted to the Chief Legal and Compliance Officer at least two (2) business days in advance of the proposed transaction. Your request for pre-clearance should include a brief description of the proposed transaction. The Chief Legal and Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. The Chief Legal and Compliance Officer may not execute a transaction in Company securities unless the Company’s Chief Executive Officer has approved the transaction(s) in accordance with the procedures set forth in this Addendum.

This pre-clearance procedure is designed to prevent violations of Rule 10b-5, Section 16(a) and Section 16(b) of the Exchange Act. Rule 10b-5 prohibits corporate officers, directors, and other employees from using confidential company information to profit from trading in the company's stock. Section 16(a) of the Exchange Act requires that certain transactions in Company securities must be reported on Form 4 and filed with the Securities and Exchange Commission (the “SEC”) within two (2) business days following the date of the transaction.

This Addendum requires not only pre-clearance of transactions in Company securities, but also advance notification of sufficient details of the transaction to give the Company time to prepare and file the required reports within the applicable deadline. To ensure that the Company has sufficient time to prepare and file the Form 4 with the SEC, you must report the details of the transaction to the Chief Legal and Compliance Officer by no later than the close of business on the date the transaction occurred. Due to the short, two-business day period in which to file the reports, the Company may have the Form 4 executed and filed with the SEC on your behalf using the power of attorney that you have granted to the Company for this purpose. Please contact the Company immediately if you believe there may be any errors in a filing.

Section 16(b) provides that Insiders are liable to the Company for any “short-swing profits” resulting from a non-exempt purchase and/or sale of Company securities that occur within a period of less than six (6) months. The SEC may cause the Company to contribute these disgorged profits into a public fund to be used for restitution to the victims of such violations.

Although compliance with Rule 10b-5, Section 16(a), Section 16(b) and other restricted trading periods is your responsibility, the pre-clearance of all trades will allow the Company to assist you in preventing any inadvertent violations.

Rule 10b5-1 Plans; Pre-Clearance

In accordance with Rule 10b5-1 under the Exchange Act, transactions in Company securities that are executed pursuant to an approved Rule 10b5-1 plan are afforded an affirmative defense against a claim of insider trading if the trades are made pursuant to a written plan that was adopted in good faith at a time when the individual was not aware of material nonpublic information. However, you must timely report such transactions to the Company for reporting on Forms 4 or 5.

In general, a Rule 10b5-1 plan must be entered into in good faith at a time when you are not aware of material nonpublic information and after you have received pre-clearance as discussed below, and may not be adopted during a blackout period. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. Plans may only be modified during an open trading period after you have received pre-clearance for the modification as discussed below, and must meet all requirements of a newly adopted Rule 10b5-1 plan, as if adopted on the date of modification.

In addition, the plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party. The plan must comply with the following “cooling off” periods:

●	for the Company’s directors and Section 16 Officers, provide that no trade under a Rule 10b5-1 plan may occur until the later of (i) the 91st day after the adoption of the plan or (ii) the third business day after the filing date of the Company’s Form 10-Q (or Form 10-K for any plan executed during the fourth fiscal quarter) for the fiscal quarter in which the plan was adopted, up to a maximum of 120 days after adoption of the plan; or
●	for other Insiders, provide that no trade may occur until the 31st day after the adoption of the Rule 10b5-1 plan.

Insiders may only have one outstanding Rule 10b5-1 plan at a time, unless an exception is approved in advance by the Company’s Chief Legal and Compliance Officer, after evaluating whether any such additional plan would be permitted by Rule 10b5-1. If the Rule 10b5-1 plan is a single-trade plan, it must be the sole single-trade plan within any consecutive 12-month period.

Insiders are required to act good faith with respect to the Rule 10b5-1 plan for the entire duration of the plan.

The Company requires that all Rule 10b5-1 plans, and any modifications thereof, be approved in writing and in advance by the Chief Legal and Compliance Officer and must meet the requirements of Rule 10b5-1. Note that trades made pursuant to Rule 10b5-1 plans by certain individuals must still be reported to the Company’s Chief Legal and Compliance Officer pursuant to  Addendum.

Effective:March 13, 2018

Amended:September 22, 2021

December 7, 2022

February 18, 2025